Earnings Release 4Q21 and FY2021 results 1 VEON REPORTS FOURTH QUARTER & FULL YEAR 2021 RESULTS BEATING REVENUE & EBITDA GUIDANCE AND POSTING USD 801 MILLION NET PROFIT

Earnings Release
4Q21 and FY2021 results
2

Amsterdam (28 February 2022) - VEON Ltd. (VEON) announces results for the fourth quarter and full year ended 31 December 2021:

VEON reports FY 2021 results with full-year revenue of USD 7,788 million +10.1% YoY in local currency (+6.8% YoY reported currency) and EBITDA of USD 3,332 million +8.9% YoY in local currency (+5.7% YoY reported currency). Full-year capex of USD 1,826 million was in line with 2020, with lower capex intensity (23.4%) as revenues expanded. Group Net Debt/EBITDA was 2.44x.

Kaan Terzioğlu commented on results:

"I am encouraged by the progress we made this past year in a number of important growth areas such as our digital operator metrics including 4G subscribers, penetration of digital services, data revenues as well as achieving balanced growth across all our geographies, including Russia"

USD million	2021	2020	YoY reported	YoY local currency	4Q21	4Q20	YoY reported	YoY local currency
Total Revenue, of which:	7,788	7,291	6.8%	10.1%	2,052	1,828	12.2%	11.1%
- Total service revenue	7,147	6,786	5.3%	8.6%	1,864	1,673	11.4%	10.3%
- Mobile data revenue	2,662	2,328	14.3%	17.8%	698	596	17.2%	16.8%
EBITDA	3,332	3,151	5.7%	8.9%	827	748	10.6%	9.5%
Net income/(loss)	801	(315)	n.m.		341	35	875.4%	
Net income/(loss) attr. to VEON shareholders	674	(349)	n.m.		299	8	3,636.4%	
Capex	1,825.8	1,794.2	1.8%		566	644	(12.1%)	
Capex intensity	23.4%	24.6%	(1.2p.p.)					
Equity Free Cash Flow	421	305	38.0%		23	(59)	n.m.	
Licenses payments	(87)	(70)	(25.1%)		(8)	(5)	(62.1%)	
Equity Free Cash Flow (after licenses)	334	235	41.9%		14	(64)	n.m.	
Total mobile customers (millions)	203.6	195.0	4.4%					
4G subscribers (millions)	97.3	74.9	29.9%					
4G subscriber base penetration, %	47.8%	38.4%	9.4p.p.					
Fixed-line broadband customers (millions)	4.7	4.4	6.0%

3 USD 7,788 million Revenue +10.1% YoY in local currency (+6.8% YoY reported currency) EBITDA +8.9% YoY in local currency (+5.7% YoY reported currency) Net income Capex +1.8% YoY, capex intensity of 23.4% million Equity Free Cash flow (after licenses) up 41.9% YoY billion Total cash (additional undrawn committed credit lines of USD 1.5 billion) FY2021 RESULTS HIGHLIGHTS USD 3,332 million USD 801 million USD 1,826 million USD 2.3 USD 334

Earnings Release 4Q21 and FY2021 results 4 Beeline Russia closed 2021 strongly, showing healthy growth following increased 4G investment and we believe is now well positioned to deliver further improvement in revenue and EBITDA. In 4Q21, service revenue accelerated with growth of 6.6% YoY (local currency) and Beeline Russia reported 49.4 million mobile subscribers and 25.5 million 4G subscribers (+12.8% YoY). Good financial discipline saw Group EBITDA in 4Q21 increase by 9.5% YoY in local currency and 10.6% YoY in reported currency. This solid result was driven by double digit local currency EBITDA performance across five countries with Russia posting a strong quarter with YoY EBITDA growth of 4.3% in local currency. While EBITDA grew YoY in absolute terms, a slight margin dilution of 0.4 p.p. was reported, as handset sales grew. Over the next three years, project Optimum is expected to deliver cumulative margin expansion of approximately 300 basis points. Strong 2021 full year equity free cash flow (after licenses) of USD 334 million up 41.9% YoY. We reported Group net debt of USD 8.1 billion (of which lease liabilities were USD 2.7 billion) at the end of 4Q21 and closed the year with total cash and undrawn committed credit lines of USD 3.7 billion. At the end of 4Q21 our net debt/EBITDA ratio was 2.44x. While within our comfort zone, this ratio is above the limit of 2.4x set by our dividend policy. Moving forward we aim to further deleverage the company and build sustainable dividend capacity for the future. Given current circumstances we are not providing specific guidance for 2022. We successfully closed the Russia tower transaction, with the sale of our Russian tower assets to Service-Telecom for RUB 70.65 bn. We have established separate tower companies in both Ukraine and Pakistan and we expect to announce further tower transactions in the coming year. Strong progress on expanding our digital assets. JazzCash closed the quarter with 15.2 million monthly active users (+24.9% YoY), Toffee TV in Bangladesh with 6.4 million monthly active users, up from 2.5 million a year ago; and Beeline TV in Russia with 3.1 million monthly active users (+11.8% YoY). We further strengthened the management team with the appointment of Victor Biryukov as VEON Group General Counsel and Mohammad Khairil Abdullah as CEO for VEON Ventures who will both be members of the Group Executive Committee. Andrey Pyatakhin was appointed as CEO for Beeline Kyrgyzstan. With the appointment of Karen Linehan to the VEON Group board on 5th January 2022 as a non-executive director we expanded board diversity while bringing a wealth of experience and a valuable perspective to our Audit & Risk and Nominating & Corporate Governance Committees. VEON announced its intention to move its group parent company to the United Kingdom. The change of the place of incorporation of the top holding company, would place the company in a jurisdiction with high standards of corporate governance and a strong and transparent legal framework and is expected to enable VEON and its operating subsidiaries to operate more effectively across its markets.

5 Earnings Release 4Q21 and FY2021 results GROUP PERFORMANCE 6 KEY RECENT DEVELOPMENTS 8 KEY FINANCIAL DATA 10 COUNTRY PERFORMANCE 13 CONFERENCE CALL INFORMATION 19 PRESENTATION OF FINANCIAL RESULTS AND NON-RECURRING ITEMS 20 DISCLAIMER 21 ATTACHMENTS 23 CONTENTS

6 Earnings Release 4Q21 and FY2021 results In 4Q21, VEON reported another set of strong operational and financial results beating local currency revenue and EBITDA guidance. Group revenue increased by 11.1% in local currency terms (+12.2% reported currency) bringing full year local currency revenue performance to +10.1% (+6.8% reported currency), which is above our revenue guidance of high single-digit local currency revenue growth, announced in October 2021. Encouragingly, all operating companies delivered YoY revenue growth in local currency terms. The strong growth in data revenue, up 16.8% in local currency terms (+17.2% in reported currency), was a key driver of our strong Group revenue performance. Russia reported 4Q21 revenue growth of 7.7% YoY and was an important contributor to the overall Group revenue performance. This growth in total revenue is the result of the combination of accelerating mobile service revenue growth (+6.0% YoY), fixed line service revenue growth (+10.3% YoY) and device sales (+17.5% YoY). In 4Q21, we reported healthy growth in our subscriber base of 4.4% YoY. Group 4Q21 EBITDA increased 9.5% in local currency terms (+10.6% reported currency) and we reported positive local currency EBITDA performance across all markets. In Kazakhstan, in 4Q20 we recorded a USD 11.3 million (KZT 4.8 billion) gain related to a government grant for radio frequency taxes. Normalising for this, Kazakhstan’s EBITDA grew 27.2% YoY and excluding this one-off impact, Group EBITDA increased 11.0% YoY. Russian EBITDA increased 4.3% YoY recording the third consecutive quarter of growth. The successful rollout of Project ‘Optimum’ in 2021 has delivered initial progress on planned cost savings. FY 2021 Group operating expenses are the base of our 3- year cost efficiency plan, set to deliver a run-rate reduction of USD 250 million at the end of 2024. The Group continued to focus on investing in the expansion of and quality of the customer experience on our 4G networks. This investment supported the growth in our 4G subscriber base, which reached 97.3 million, adding an additional 22.4 million users over the past 12 months. 4G subscribers now account for 47.8% of our total subscriber base, up 9.4 p.p. from the prior year. Our financial service business in Pakistan, JazzCash, ended the quarter with 15.2 million MAU, a rise of 24.9% YoY. Toffee TV reached 6.4 million MAU (+2.6 times YoY) in 4Q21 and Beeline TV in Russia recorded 3.1 million MAU, representing 11.8% YoY growth. Our digital operator in Kazakhstan, izi, ended the quarter with almost 84,000 subscribers, a rise of 2.2 times YoY. Group capex was USD 566 million with capex intensity of 23.4%. Continued investment in our digital capabilities and services remain a key strategic focus and helped us grow our digital users significantly. We reported 4Q21 net profit (before non-controlling interests) of USD 341 million. This was positively impacted by the USD 225 million post-tax gain from the sale of the Russian towers. GROUP PERFORMANCE

Earnings Release
4Q21 and FY2021 results
7

RUSSIA AND UKRAINE CONFLICT

The current geopolitical situation and conflict surrounding Russia and Ukraine has the potential to adversely affect our operations. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the escalating confrontation and any resulting increase of tensions between Russia, and the United States, United Kingdom and/or the European Union. We hope that there will be a peaceful and amicable resolution, and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services.

Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business has, in line with the requirements of IFRS 5, become a discontinued operation, and accounted for as an "Asset held for sale". The result is that the Algerian operations do not contribute to the comparison base or the actual reported numbers of VEON, without any change in the net economic value of this business.

DZD	2021	2020	YoY
Total revenue	**88,856**	**87,201**	**1.9%**
Service revenue	88,525	86,661	2.2%
Data revenue	38,061	32,890	15.7%
EBITDA	**39,124**	**38,282**	**2.2%**
EBITDA margin	44.0%	43.9%	0.1p.p.
Capex	14,100	12,094	16.6%
Capex intensity	15.9%	13.9%	2.0p.p.
Customers (mln)	14.3	14.1	1.3%
Data customers (mln)	10.2	9.2	11.4%
4G users (mln)	7.4	5.7	31.0%
ARPU (DZD)	517	502	3.0%
MOU (min)	1,902	1,856	2.5%
Data usage (GB/user)	6.2	4.8	28.5%
4G coverage	72.1%	51.8%	20.3p.p.

Earnings Release 4Q21 and FY2021 results VEON SUCCESSFULLY CONCLUDED THE RUSSIA TOWER TRANSACTION On 1 December 2021, VEON announced the successful conclusion of the sale of its Russian tower assets to Service-Telecom for RUB 70.65 billion. The conclusion of this transaction paves the way for the establishment of a long-term partnership pursuant to a master tower agreement that has been entered into between PJSC Vimpelcom and Service-Telecom. ANDREY PYATAKHIN APPOINTED AS CEO BEELINE KYRGYZSTAN On 18 December 2021, VEON announced the appointment of Andrey Pyatakhin as CEO of Beeline Kyrgyzstan. Andrey joined the VEON Group in 2001 and served the Group for over 20 years in various capacities. In his new role, Andrey will focus on strengthening Beeline Kyrgyzstan’s growth trajectory, following the stabilization achieved over 2021. VICTOR BIRYUKOV APPOINTED AS VEON GROUP GENERAL COUNSEL On 18 December 2021, VEON announced the appointment of Victor Biryukov as VEON Group General Counsel, succeeding Scott Dresser who stepped down on 31 December 2021. In his new role, Victor will lead VEON’s legal team, supporting the execution of the Group’s strategic initiatives, and overseeing the Group’s governance model. VEON CONCLUDES RUB 90 BILLION BANK FINANCING On 24 December 2021, VEON announced the successful conclusion of two bilateral loan facilities of RUB 45 billion each with Sberbank and Alfa Bank. MOHAMMAD KHAIRIL ABDULLAH TO JOIN VEON AS CEO FOR VEON VENTURES On 29 December 2021, VEON announced the appointment of Mohammad Khairil Abdullah as CEO of VEON Ventures, effective 1 March 2022. Khairil has most recently been CEO of Axiata Digital Services, where he built and operated successful digital businesses in data, artificial intelligence, fintech and system integration, while securing attractive venture capital opportunities and relevant external funding. Prior to arriving at Axiata in 2012 as Group Chief Marketing and Operations Officer, Khairil was at Bain & Company for 15 years. KAREN LINEHAN JOINS VEON BOARD AS NON- EXECUTIVE DIRECTOR On 5 January 2022, VEON announced the appointment of Karen Linehan to the VEON Group board as a non- executive director, following the resignation of Steve Pusey last year. Karen spent more than 30 years at Sanofi, a leading international healthcare company, in different legal roles, including more than a decade as General Counsel, leading the Legal, Ethics and Business Integrity function. KEY RECENT DEVELOPMENTS

Earnings Release 4Q21 and FY2021 results 9 VEON ANNOUNCES INTENTION TO ESTABLISH NEW PARENT HOLDING COMPANY IN THE UK On 3 February 2022, VEON announced its intention to move its group parent company to the United Kingdom, with the introduction of a newly formed UK incorporated public limited company as the top holding company of the VEON Group (the “new UK Parent Company”). It is expected that the new UK Parent Company will replace VEON Ltd. (a Bermuda incorporated company) as the VEON Group’s ultimate parent company by way of a Bermuda court-approved scheme of arrangement. SHARE PURCHASES BY GROUP SENIOR MANAGEMENT In 4Q21, Kaan Terzioglu, our Group Chief Executive Officer and Erik Aas, the Chief Executive Officer of Banglalink, each purchased 200,000, and 50,000 of our ADR/ORDs, respectively. As of 31 December 2021, Mr. Terzioglu and Mr. Aas, each owned, 900,000 and 250,000 of our ADR/ORDs, respectively. VEON CONCLUDES RUB 30 BILLION BANK FINANCING WITH VTB On 17 February 2022, VEON announced the successful conclusion of a seven years term facility of RUB 30 billion with VTB.

KEY FINANCIAL DATA

INCOME STATEMENT

USD million	2021	2020	YoY reported	YoY local currency	4Q21	4Q20	YoY reported	YoY local currency
Total revenue	**7,788**	**7,291**	**6.8%**	**10.1%**	**2,052**	**1,828**	**12.2%**	**11.1%**
Service revenue	7,147	6,786	5.3%	8.6%	1,864	1,673	11.4%	10.3%
EBITDA	**3,332**	**3,151**	**5.7%**	**8.9%**	**827**	**748**	**10.6%**	**9.5%**
EBITDA margin	42.8%	43.2%	(0.4p.p.)		40.3%	40.9%	(0.6p.p.)	
Depreciation, amortization, impairments and other	(1,788)	(2,640)	32.3%		(410)	(513)	20.0%	
EBIT (Operating profit)	1,544	511	n.m.		417	235	77.3%	
Financial (expenses) / income	(674)	(649)	(3.8%)		(177)	(110)	(61.5%)	
Net foreign exchange (loss) / gain and others	4	(53)	n.m.		3	(42)	n.m.	
Other non operating gains	34	111	(69.2%)		10	10	0.7%	
Profit / (Loss) before tax from continued operations	909	(82)	n.m.		253	94	n.m.	
Income tax (expense) / benefit	(258)	(313)	17.6%		26	(79)	n.m.	
Profit / (Loss) from discontinued operations	151	79	90.1%		62	21	n.m.	
Profit / (Loss) for the period	801	(315)	n.m.		341	35	n.m.	
- Of which Profit / (Loss) attributable to non-controlling interest	127	33	n.m.		42	27	56.5%	
- Of which Profit / (Loss) attributable to VEON shareholders	674	(349)	n.m.		299	8	n.m.	

Note: in the above table, YoY local currency was calculated excluding Armenia from 2020 results. The Algerian operations do not contribute to the comparison base and the actual reported numbers, other than in net income (for further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons." on page 6).

Depreciation, amortization, impairments and other decreased by 20.0% YoY to USD 410 million, primarily impacted by the movement in gain/(losses) on disposal of subsidiaries, which included the gain on the sale of our Russian tower assets (USD 101 million) against a loss in 4Q20 relating to sale of our Armenian operation (USD 77 million).

Net Financial expenses increased YoY mainly due to the increase in the average cost of debt of 6.9% (+100bps), which was impacted by the increased cost of RUB debt and higher lease expenses. In addition, 4Q20 and FY2020 results were positively impacted by a one-off gain related to the put option liability in Pakistan.

Income tax benefit of USD 26 million was driven by the tax benefit from the sale of our Russian tower assets of USD 124 million and partially offset by increased tax expenses in Russia, Pakistan and Bangladesh. There were no material changes in income tax rates across our geographies in 4Q21 compared to prior periods.

Earnings Release
4Q21 and FY2021 results
11

The Group recorded **net income for the period of USD 341 million**, a marked increase from the USD 35 million in 4Q20. This was positively impacted by the USD 225 million gain from the sale of our Russian tower assets and the improved operational performance across our all of our operating companies.

KEY FINANCIALS FOR THE SALE OF OUR RUSSIAN TOWER ASSETS CONCLUDED IN 4Q21

FY 2021, USD Million	VEON operations	Tower transaction	Net amount
Income Statement			
Profit / (Loss) before tax from continuing operation	808	101	909
Income tax (expense) / benefit	(382)	124	(258)
Profit / (Loss) for the period	576	225	801
Cash Flow			
Net cash from/(used in) investing activities	(553)	861	308
Proceeds from sales of share in subsidiaries		861	861
Balance Sheet			
Accouts receivable - the deferred payments		44	44
Lease Liabilities	1,932	730	2,662
Net debt	8,254	(131)	8,123

VEON announced the conclusion of the Russia tower transaction on 1 December 2021. The transaction involves the sale of 100% of National Tower Company ("NTC"), a subsidiary of VEON, which operates a portfolio of approximately 15,400 mobile network towers in Russia. The purchase price for the transaction of RUB 70.65 billion corresponds to an EV/EBITDA multiple of 11.7x based on the projected EBITDA of National Tower Company post-completion. VEON received a payment of RUB 64.4 billion at closing and the balance of certain deferred amounts will be due and payable over the next three years.

BALANCE SHEET

USD million	4Q21	3Q21	QoQ	4Q20	YoY
Total assets	**15,921**	**15,022**	**6.0%**	**14,551**	**9.4%**
Cash and cash equivalents	2,252	1,498	50.3%	1,669	34.9%
Working capital	1,397	1,303	7.2%	1,236	13.1%
Fixed assets	8,419	8,188	2.8%	8,349	0.8%
Goodwill	1,542	1,407	9.6%	2,682	(42.5%)
Other assets	2,311	2,627	(12.0%)	614	>100%
Total Liabilities	**14,417**	**13,744**	**4.9%**	**13,538**	**6.5%**
Working Capital liabilities	3,331	3,016	10.4%	3,110	7.1%
Debt	10,360	9,772	6.0%	9,999	3.6%
Other liabilities	726	956	(24.1%)	429	69.1%
Total equity	**1,505**	**1,277**	**17.8%**	**1,013**	**48.6%**
Total liabilities and equity	**15,921**	**15,022**	**6.0%**	**14,551**	**9.4%**
Gross debt of which	**10,258**	**9,551**	**7.4%**	**9,582**	**7.0%**
Bonds and loans	7,582	7,691	(1.4%)	7,669	(1.1%)
Cash pooling	13	30	(55.8%)	9	49.6%
Lease Liabilities	2,662	1,829	45.5%	1,905	39.8%
Net debt	**8,123**	**8,154**	**(0.4%)**	**8,075**	**0.6%**
Net debt/LTM EBITDA	2.44x	2.51x	(0.07x)	2.56x	(0.12x)

Note: Certain comparative amounts have been reclassified to conform to the current period presentation

Earnings Release
4Q21 and FY2021 results
12

Total equity increased by USD 227 million in 4Q21, which was supported both by an improved operational performance across our key markets in particular Russia, Ukraine and Pakistan, and the gain from the Russia tower transaction.

Gross debt increased to USD 10,258 million in 4Q21 compared to USD 9,551 million in 3Q21, which was mainly due to the increase in lease liabilities in Russia (USD 730 million), which was partially offset by the decrease in the amount of bonds and loans.

Net debt was stable in the quarter at USD 8,123 million, resulting in a net debt/EBITDA ratio of 2.44x. The sale of the Russian tower assets had a USD 131 million positive impact on net debt.

CASH FLOW

USD million	2021	2020	YoY change	4Q21	4Q20	YoY change
EBITDA	3,332	3,151	181	827	748	79
Movements in Working Capital	(60)	59	(119)	16	52	(36)
Movements in provisions	(1)	(35)	34	15	(20)	35
Net tax paid	(289)	(328)	38	(98)	(94)	(4)
Cash capex	(1,709)	(1,606)	(103)	(461)	(463)	2
Disposal of capital assets	30	10	20	19	2	16
Other movements in operating cash flows	53	(36)	89	(18)	(39)	22
Unlevered Free Cash Flow	1,355	1,215	140	300	186	114
Net interest	(603)	(617)	13	(178)	(164)	(14)
Lease liabilities payments	(331)	(293)	(38)	(100)	(81)	(18)
Equity Free Cash Flow	421	305	116	23	(59)	82
License payments	(87)	(70)	(18)	(8)	(5)	(3)
Equity Free Cash Flow (after licenses)	334	235	99	14	(64)	79

Note: Cash flow numbers include the impact of the Algerian business

Earnings Release 4Q21 and FY2021 results 13 KEY FIGURES BY COUNTRIES USD million 4Q21 4Q20 YoY reported YoY local currency 2021 2020 YoY reported YoY local currency Total revenue 2,052 1,828 12.2% 11.1% 7,788 7,291 6.8% 10.1% Russia 1,067 945 12.9% 7.7% 3,950 3,819 3.4% 5.9% Ukraine 282 237 19.2% 12.5% 1,055 933 13.0% 14.3% Pakistan 341 325 4.8% 13.7% 1,408 1,233 14.2% 14.9% Kazakhstan 154 128 20.0% 21.1% 569 479 18.9% 22.6% Bangladesh 143 134 7.1% 8.3% 564 537 4.9% 5.1% Uzbekistan 51 47 7.2% 10.7% 194 198 (2.1%) 3.6% Georgia 10 8 16.3% 11.1% 38 34 11.3% 15.2% Kyrgyzstan 12 11 5.4% 8.2% 43 46 (6.3%) 2.9% HQ and Eliminations (7) (8) 5.0% (32) (33) 3.2% Service revenue 1,864 1,673 11.4% 10.3% 7,147 6,786 5.3% 8.6% Russia 924 826 11.9% 6.6% 3,468 3,440 0.8% 3.3% Ukraine 280 236 18.9% 12.2% 1,048 928 12.9% 14.2% Pakistan 307 297 3.4% 12.1% 1,285 1,134 13.3% 13.9% Kazakhstan 147 123 18.9% 19.9% 550 470 17.0% 20.7% Bangladesh 141 131 7.2% 8.4% 553 527 5.0% 5.2% Uzbekistan 51 47 7.3% 10.9% 193 197 (1.9%) 3.8% Georgia 10 8 16.4% 11.2% 38 34 11.4% 15.4% Kyrgyzstan 11 11 4.9% 7.7% 43 46 (6.7%) 2.5% HQ and Eliminations (7) (7) (2.2%) (31) (32) 0.4% EBITDA 827 748 10.6% 9.5% 3,332 3,151 5.7% 8.9% Russia 376 343 9.7% 4.3% 1,476 1,504 (1.9%) 0.8% Ukraine 181 157 15.2% 8.7% 704 630 11.8% 13.1% Pakistan 153 144 5.8% 14.8% 643 612 4.9% 5.4% Kazakhstan 83 76 8.9% 10.1% 307 265 16.2% 19.8% Bangladesh 61 55 11.6% 12.8% 235 228 3.1% 3.4% Uzbekistan 22 17 31.3% 35.7% 89 68 30.4% 39.0% Georgia 4 3 29.7% 24.1% 17 14 17.3% 21.9% Kyrgyzstan 3 (13) n.m. n.m. 24 (5) n.m. n.m. HQ and Eliminations (57) (35) (61.6%) (162) (178) 8.8% EBITDA Margin 40.3% 40.9% (0.6p.p.) 42.8% 43.2% (0.4p.p.) Note: in the above table, FY 2020 Revenue, Service revenue, EBITDA and EBITDA Margin for the Group includes results of Armenia COUNTRY PERFORMANCE

Earnings Release
4Q21 and FY2021 results

14

RUSSIA

Beeline Russia service revenue growth accelerated further in the fourth quarter, consolidating the business turnaround achieved during 2021

RUB million	4Q21	4Q20	YoY	2021	2020	YoY
Total revenue	**77,462**	**71,930**	**7.7%**	**290,749**	**274,480**	**5.9%**
EBITDA	**27,309**	**26,173**	**4.3%**	**108,660**	**107,775**	**0.8%**
EBITDA margin	35.3%	36.4%	(1.1p.p.)	37.4%	39.3%	(1.9p.p.)
Capex	21,104	29,110	(27.5%)	74,983	74,061	1.2%
Capex intensity	25.8%	27.0%	(1.2p.p.)	25.8%	27.0%	(1.2p.p.)
Mobile						
Total revenue	66,242	61,768	7.2%	249,166	236,093	5.5%
Service revenue	56,304	53,140	6.0%	214,657	209,527	2.4%
Data revenue	18,107	17,042	6.3%	69,831	66,071	5.7%
Subscribers (mln)	49.4	49.9	(0.9%)			
Data users (mln)	34.5	32.9	4.8%			
4G smartphone users (mln)	30.8	28.9	6.8%			
4G users (mln)	25.5	22.6	12.8%			
ARPU (RUB)	375	353	6.2%			
MOU (min)	322	340	(5.2%)			
Data Usage (GB/user)	14.7	10.6	38.6%			
4G coverage	89%	88%	1.0p.p.			
Fixed-line						
Total revenue	11,220	10,162	10.4%	41,583	38,387	8.3%
Service revenue	10,777	9,773	10.3%	40,648	37,657	7.9%
Broadband revenue	3,133	2,948	6.3%	12,112	11,306	7.1%
Broadband subscribers (mln)	3.0	2.8	3.9%			
Broadband ARPU (RUB)	357	350	2.0%			

Total revenue increased by 7.7% YoY in 4Q21, supported by accelerating growth in mobile service revenue (+6.0% YoY) with positive momentum during the quarter: in month of December, beeline Russia's mobile service revenues were up 7.1% YoY. Fixed service revenue (+10.3% YoY) and revenue from equipment & accessories (+17.5% YoY) also supported revenue growth in 4Q21. Increased demand for mobile data, with consumption up 38.6% YoY, was the main driver of a 6.3% YoY rise in mobile data revenue. Total fixed-line revenue was supported by the continued strength in beeline Russia's broadband offer, which grew by 6.3% YoY during the quarter following the ongoing expansion in beeline Russia's broadband customer base.

The B2B business reported 20.6% YoY growth while big data digital product revenues were particularly strong, growing 4.3 times YoY to RUB 1,708 million, which was supported by revenue from advertising technology services following the acquisition of OTM earlier in the year.

Despite a global shortage of mobile devices and components, sales of devices and accessories grew by 17.5% YoY, making a RUB 10.2 billion revenue contribution during the quarter. Growing smartphone penetration is an important enabler of our 4G focused growth.

Beeline Russia's total mobile subscriber base was 49.4 million in the quarter, decreasing 0.9% YoY, as we focused on improving the quality of our customer base. As a result, the number of 4G subscribers increased 12.8% YoY, resulting in a 4G subscriber base of 25.5 million. This contributed to a further rise in ARPU, which increased by 6.2% YoY, as well as a rise in beeline Russia's 4G penetration rate to 54.8%, which is 7.0 percentage-points higher than at 4Q20.

Beeline Russia's digital services continued to grow. **Beeline TV's** monthly active users increased to 3.1 million in 4Q21 (+11.8% YoY) as we further expanded content offering and ran targeted customer offers. Beeline Russia also maintained its focus on online distribution and self-registration products. The number of monthly active users of the **beeline** self-care application increased by 8.7% YoY, reflecting ongoing efforts to digitise contact with customers and partners.

EBITDA increased by 4.3% YoY in 4Q21 as beeline Russia delivered its third quarter of improved EBITDA growth. As we continue to invest in the future, EBITDA was impacted by higher staff costs following a return to normal operations after COVID-19-related lockdowns and the additional headcount of recent business acquisitions (OTM), an increase in Tech support in line with network development and higher media and marketing spend as beeline Russia's customer base expanded.

Capex decreased by 27.5% YoY in 4Q21 and capex intensity was 25.8%. This reflects the continued network roll-out in Russia with deliveries and therefore expenditure frontloaded in the earlier months of 2021. In line with our continued focus on improving the customer experience on our networks, beeline Russia increased its number of 4G sites by 15.3% YoY to ensure the widespread provision of high-quality infrastructure that is ready to integrate with new technologies and deliver associated services.

Earnings Release
4Q21 and FY2021 results

15

UKRAINE

Kyivstar, recorded its sixth consecutive quarter of double-digit revenue growth in 4Q21, which was largely driven by the expansion of its 4G customer base with the associated strong growth in data revenue, in turn supporting the increase in ARPU

UAH million	4Q21	4Q20	YoY	2021	2020	YoY
Total revenue	**7,537**	**6,697**	**12.5%**	**28,748**	**25,158**	**14.3%**
EBITDA	**4,839**	**4,452**	**8.7%**	**19,196**	**16,979**	**13.1%**
EBITDA margin	64.2%	66.5%	(2.3p.p.)	66.8%	67.5%	(0.7p.p.)
Capex	1,822	1,251	45.7%	5,551	4,851	14.4%
Capex intensity	19.3%	19.3%	0.0p.p.			
Mobile						
Total operating revenue	6,993	6,229	12.3%	26,712	23,418	14.1%
Service revenue	6,993	6,229	12.3%	26,712	23,418	14.1%
Data revenue	4,243	3,595	18.0%	16,092	13,191	22.0%
Customers (mln)	26.2	25.9	1.2%			
Data customers (mln)	18.5	17.1	7.8%			
4G smartphone users (mln)	17.2	15.1	13.8%			
4G users (mln)	12.1	9.3	30.5%			
ARPU (UAH)	88	80	10.3%			
MOU (min)	621	651	(4.5%)			
Data usage (GB/user)	7.1	5.9	19.9%			
4G coverage	90%	86%	4.3p.p.			
Fixed-line						
Total operating revenue	480	430	11.7%	1,859	1,602	16.0%
Service revenue	480	430	11.7%	1,859	1,602	16.0%
Broadband revenue	298	266	11.9%	1,180	1,030	14.5%
Broadband customers (mln)	1.2	1.1	7.3%			
Broadband ARPU (UAH)	83	81	3.3%			

Total revenue increased by 12.5% YoY in 4Q21, which was driven once again by the continued growth in Kyivstar's 4G customer base which increased 30.5% YoY. This strong performance in 4G customer growth enabled a 19.9% YoY growth in data volumes that corresponded to 18.0% growth in mobile data revenues. Total mobile service revenue increased 12.3% YoY.

Fixed-line service revenue increased by 11.7% YoY as a higher number of broadband customers (+7.3% YoY) continued to draw on fixed-line data at home. Kyivstar remains focused on fibre-to-the-building services and in the quarter they passed a further N0 thousand homes with fibre.

With 12.9% YoY growth, **B2B revenue** was an important growth driver as Kyivstar promoted new digital solutions for its business customers resulting in big data and AdTech revenue of UAH 73 million, representing growth of 2.4x YoY. In 4Q21, Kyivstar received an upgraded status of "Licensing Solution Provider (LSP)" from Microsoft, which enables us to provide cloud services to enterprises and the public sector. Kyivstar's information security management systems (ISMS) have been ISO/IEC 27001:2013 certified, confirming the effectiveness of the information security management system (ISMS) for the implementation of new business lines.

The transformation of **Kyivstar's mobile customer base** continued with 1.2% YoY growth in total subscribers and, more importantly, a strong expansion in the 4G segment, with total 4G users growing by 2.8 million (+30.5% YoY) and accounting for 46% of the total customer base. This expansion is a key element of our growth strategy, and enabled a rise in ARPU of 10.3% YoY.

Digital adoption and usage amongst Kyivstar's customer base accelerated over the past year. In 4Q21, the number of self-care users was 3.9 million, an increase of 34.5% YoY, while users of Kyivstar TV increased by 59.6% YoY to 691,000 MAU enabled by a new partnership with 1+1, a national Ukrainian-language TV channel that covers 95% of Ukraine's territory.

EBITDA increased by 8.7% YoY, corresponding to an EBITDA margin of 64.2%. This was a strong result given the marked increase in utility prices which saw total utility costs increase UAH 140 million YoY in absolute terms, a YoY increase of 83.0%.

Capex rose by 45.7% YoY, whilst capex intensity remained on the same level of 19.3%. The strategic priority for Kyivstar's investment continued to be the deployment of 4G, which by the end of the quarter had reached a population coverage of 90.3%, a rise of 4.3 p.p. YoY.

Earnings Release
4Q21 and FY2021 results

16

PAKISTAN

Jazz continued to deliver double-digit revenue growth during 4Q21, maintaining its strategic focus on 4G and digital services to strengthen its market-leading position

PKR million	4Q21	4Q20	YoY	2021	2020	YoY
Total revenue	**59,439**	**52,266**	**13.7%**	**228,927**	**199,280**	**14.9%**
EBITDA	**26,625**	**23,201**	**14.8%**	**104,567**	**99,188**	**5.4%**
EBITDA margin	44.8%	44.4%	0.4p.p.	45.7%	49.8%	(4.1p.p.)
Capex	13,868	12,273	13.0%	51,713	40,196	28.7%
Capex intensity	22.6%	20.2%	2.4p.p.			
Mobile						
Total revenue	59,439	52,266	13.7%	228,927	199,280	14.9%
Service revenue	53,574	47,771	12.1%	208,923	183,367	13.9%
Data revenue	23,076	19,127	20.6%	86,977	68,965	26.1%
Customers (mln)	72.6	66.4	9.2%			
Data customers (mln)	50.9	44.0	15.6%			
4G Smartphone users (mln)	31.7	23.9	32.7%			
4G users (mln)	35.0	25.0	39.9%			
ARPU (PKR)	246	241	1.9%			
MOU (min)	437	472	(7.3%)			
Data usage (GB/user)	4.7	4.2	12.8%			
4G coverage	65%	59%	6.0p.p.			

Total revenue grew by 13.7% YoY in 4Q21, which was underpinned by a 20.6% YoY growth in mobile data revenue. Further expansion of our 4G customer base was a key enabler as Jazz added 10.0 million 4G users (+39.9% YoY), corresponding to a 4G penetration rate of 48.3%. **Jazz's total customer base** grew by 9.2% YoY to 72.6 million, and ARPU increased by 1.9% YoY.

Digital services were a key area of growth. **JazzCash** reached 15.2 million MAUs (+24.9% YoY) and revenues grew by 79.1% YoY. JazzCash's retail presence continued to expand and reached 105,000 active agents (+71.8% YoY) and 131,000 active merchants (2.3 times YoY) by the end of the fourth quarter. In December, JazzCash introduced a unique digital-first shopping experience on its mobile app, allowing users to purchase products and pay using their JazzCash accounts.

Jazz's self-care app, **Jazz World**, continued to enjoy strong customer adoption levels. Its MAU grew by 26.2% YoY, reaching 9.8 million at the end of 4Q21. Our streaming and entertainment platforms such as **Jazz TV, Bajao, Jazz Cricket** and **Deikho**, enjoyed further growth, with usage time of these platforms increasing by an average of D.Y times YoY.

The strong growth in subscribers, customer engagement and revenue led to **EBITDA** growth of 14.8%. EBITDA growth was impacted negatively by the ongoing investment into Mobilink Bank and JazzCash.

Capex was PKR 13.9 billion in 4Q21, corresponding to capex intensity of 22.6%. 4G network investment continued to be the principal focus of our capital expenditure, with approximately 1,500 additional 4G sites added to our network during the last twelve months, driving a 6.0p.p. growth in Jazz's 4G population coverage to 65% at the end of 4Q21.

The current Jazz license (900MHz and 1800MHz) initially renewed in 2007 is set to expire on 5 July 2022. The Ministry of Information Technology and Telecommunication has issued a directive to the Pakistan Telecommunication Authority (PTA) and Frequency Allocation Board for the renewal of this license. The cost of the license renewal is USD 486 million payable in Pakistani rupees, with 50% upfront and the remaining in five equal annual installments. The license shall be technology neutral.. This important renewal for the company is fully incorporated in our business plan.

With regards to the dispute on the ex-Warid license renewal, the Islamabad High Court released its final decision on 19 July 2021 and dismissed Jazz's appeal. Jazz signed the License under protest and appealed the Islamabad High Court's decision to the Supreme Court of Pakistan. Please refer to our 2Q21 earnings release dated 30 August 2021 for more information.

With regards to the legal order on administrative fees ("suo moto" order) and the ongoing matter dating back to April 2019, the next hearing before the Islamabad High Court is yet to be scheduled. For further background information about this matter and the subsequent discussions with the PTA, please refer to our 3Q20 earnings release dated 29 October 2020 and 2Q21 earnings release dated 30 August 2021.

Earnings Release
4Q21 and FY2021 results

17

VEON

KAZAKHSTAN

Beeline Kazakhstan was once again the fastest-growing business in VEON's portfolio in 4Q21, continuing to enjoy strong demand for its 4G network and digital services. Customer base value management remained in focus, minimizing churn and enabling high-value users

KZT million	4Q21	4Q20	YoY	2021	2020	YoY
Total revenue	**66,022**	**54,511**	**21.1%**	**242,509**	**197,775**	**22.6%**
EBITDA	**35,777**	**32,488**	**10.1%**	**131,060**	**109,373**	**19.8%**
EBITDA margin	54.2%	59.6%	(5.4p.p.)	54.0%	55.3%	(1.3p.p.)
Capex	28,611	20,883	37.0%	57,667	49,495	16.5%
Capex intensity	23.8%	25.0%	(1.2p.p.)			
Mobile						
Total revenue	55,809	45,547	22.5%	203,738	165,489	23.1%
Service revenue	52,913	43,681	21.1%	195,583	161,873	20.8%
Data revenue	31,464	22,801	38.0%	113,045	82,383	37.2%
Customers (mln)	9.9	9.5	4.4%			
Data customers (mln)	7.9	7.2	9.5%			
4G Smartphone users (mln)	7.7	6.8	13.5%			
4G users (mln)	6.3	5.2	21.9%			
ARPU (KZT)	1,781	1,501	18.6%			
MOU (min)	309	322	(4.0%)			
Data usage (GB/user)	14.1	11.0	28.2%			
4G coverage	80.5%	76.0%	4.5p.p.			
Fixed-line						
Total revenue	10,213	8,964	13.9%	38,771	32,286	20.1%
Service revenue	10,206	8,943	14.1%	38,676	32,198	20.1%
Broadband revenue	4,598	3,891	18.2%	17,716	14,572	21.6%
Broadband customers (mln)	0.6	0.5	15.1%			
Broadband ARPU (KZT)	2,779	2,727	1.9%			

Total revenue grew by 21.1% YoY, with mobile revenue growth of 22.5% and broadband revenue growth of 18.2% YoY.

Mobile revenue growth was driven by the increase in mobile data revenue (+38.0% YoY). This was the result of the expansion in Beeline Kazakhstan's 4G customer base (+21.9% YoY), which at year-end accounts for 63.5% of the total customer base, which corresponded with higher ARPU levels (+18.6% YoY). Evidence of the successful value generation from the 4G base, which increased penetration by 9.1 p.p. YoY.

Fixed-line service revenue grew by 14.1% YoY, driven by solid growth in Beeline Kazakhstan's broadband customer base, which increased by 15.1% YoY. The rising popularity of our convergent products continued to contribute to this success with 26.9% (+6.8 p.p. YoY) of the broadband base using mobile services as well as fixed.

In addition to the expansion in both the mobile and fixed-line customer bases, demand for Beeline Kazakhstan's **digital services** also remained strong. Beeline Kazakhstan's MyBeeline self-care app grew its MAUs by 52.7% YoY to 2.9 million. Beeline Kazakhstan's dedicated digital operator and mobile OTT services provider 'izi' also saw significant growth in its customer base, which grew 2.2 times YoY to 84,000 monthly active subscribers. Big data solutions also contributed to growing revenue by increasing revenue to KZT 204 million in 4Q21 (2.0x YoY).

Kazakhstan's first digital payment card 'Simply' that was launched by Beeline Kazakhstan in June 2021 saw a further expansion of its registered users by 41.5% QoQ reaching 642,000 by the end of 4Q21 with c.41% of them being non-Beeline customers. 'Simply' is a digital payment card linked to the customer's phone number, an electronic wallet and a premium digital Visa Platinum card. The card also integrates with multiple digital wallets of other financial service providers as well as Beeline Kazakhstan's broader mobile financial services offering, which expands the digital payments options available to our customers.

Higher revenues combined with tight cost control saw **EBITDA** rise by 10.1% YoY resulting in EBITDA margin of 54.2%. In Kazakhstan we recorded KZT 4.8 billion gain in 4Q20 and KZT 0.6 billion gain in 4Q21 related to a government grant for radio frequency taxes. Adjusting for this, Beeline Kazakhstan's EBITDA grew by 27.2% YoY and EBITDA margin increased by 2.6 p.p.

Capex was KZT 28.6 billion during the quarter, with capex intensity of 23.8%. Our expenditure continued to focus on expanding Beeline Kazakhstan's 4G network in order to meet the continued increase in demand. Beeline Kazakhstan's participation in Kazakhstan's **250+ project**, which aims to boost Internet connectivity of rural areas, saw Beeline Kazakhstan connect 275 rural settlements in 2021 to its network.

Earnings Release 4Q21 and FY2021 results 18 Demand for data services in the quarter remained strong with data volumes increasing 71.5% YoY, contributing to a 23.8% YoY rise in mobile data revenue during the quarter. The continued growth in 4G users remains a key enabler of this growth. 4G users 50.6% YoY and at year-end accounts for 34.2% of Banglalink’s total customer base. Banglalink’s self-care app MyBanglalink saw its monthly active user base (MAU) increase 78.6% YoY to 3.1 million, while video streaming app Toffee TV closed the year with 6.4 million customers. 4G network investment continued in the 4Q21 and Banglalink is planning for a substantial country-wide 4G rollout in 2022, which is expected to support a further acceleration in customers and revenue. At the end of the year, Banglalink had a 4G population coverage of 69.1% and is recognized by Ookla Speedtest as the nation’s fastest and highest-quality 4G network provider. BDT million 4Q21 4Q20 YoY 2021 2020 YoY Total revenue 12,298 11,360 8.3% 47,941 45,601 5.1% EBITDA 5,246 4,650 12.8% 19,966 19,315 3.4% EBITDA margin 42.7% 40.9% 1.7p.p. 41.6% 42.4% (0.7p.p.) Capex 2,968 4,124 (28.0%) 7,524 10,686 (29.6%) Capex intensity 15.7% 23.4% (7.7p.p.) Mobile Total revenue 12,298 11,360 8.3% 47,941 45,601 5.1% Service revenue 12,074 11,135 8.4% 47,050 44,726 5.2% Data revenue 3,549 2,867 23.8% 13,647 11,286 20.9% Customers (mln) 35.1 33.2 5.6% Data customers (mln) 22.1 19.9 10.8% 4G Smartphone users (mln) 13.0 9.0 44.8% 4G users (mln) 12.0 8.0 50.6% ARPU (BDT) 115 112 2.5% MOU (min) 219 224 (2.3%) Data usage (GB/user) 4.1 2.4 71.5% 4G coverage 69.1% 59.9% 9.2p.p. Banglalink showed encouraging signs of progress in the quarter recording 4Q21 revenue growth of 8.3% YoY, an acceleration in performance as the business continues to execute on its growth plan. 4Q21 EBITDA increased 12.8% YoY supported by continued improvement in revenue trends. Beeline Uzbekistan saw another quarter of strong performance, with double digit revenue growth (+10.7% YoY). Continued solid demand for mobile data led to higher revenue, with total data usage increasing by 33.0% YoY, which corresponded with an increase in data revenue by 16.6% YoY. Beeline Uzbekistan continued to expand its 4G user base, which grew by 38.7% YoY during the quarter and now accounts for 60.9% of its total customers. This growth has been enabled by the continued expansion of our 4G network in Uzbekistan, which at year-end reaches 62.0% of the nation’s population, representing an increase of 10 p.p. YoY. 35.7% YoY growth in EBITDA was driven by revenue growth and efficient cost management. UZS million 4Q21 4Q20 YoY 2021 2020 YoY Total revenue 544,654 492,011 10.7% 2,056,545 1,985,465 3.6% EBITDA 240,107 176,987 35.7% 944,432 679,613 39.0% EBITDA margin 44.1% 36.0% 8.1p.p. 45.9% 34.2% 11.7p.p. Capex 151,436 145,939 3.8% 378,725 528,581 (28.4%) Capex intensity 18.4% 26.6% (8.2p.p.) Mobile Total revenue 541,191 487,805 10.9% 2,043,924 1,970,081 3.7% Service revenue 540,870 487,426 11.0% 2,043,366 1,966,778 3.9% Data revenue 345,256 296,081 16.6% 1,298,999 1,114,049 16.6% Customers (mln) 7.1 6.8 4.3% Data customers (mln) 5.7 4.8 17.9% 4G Smartphone users (mln) 4.5 3.7 19.8% 4G users (mln) 4.3 3.1 38.7% ARPU (UZS) 25,742 23,531 9.4% MOU (min) 730 674 8.3% Data usage (GB/user) 6.1 4.6 33.0% 4G coverage 62.0% 52.0% 10.0p.p. CONFERENCE CALL INFORMATION UZBEKISTAN BANGLADESH

Earnings Release 4Q21 and FY2021 results 19 On 28 February 2022, VEON will host a conference call by senior management at 14:00 CEST (13:00 BST), which will be made available through the Zoom link and over the phone. The call details and slide presentation may be accessed at http://www.veon.com. To access the event, please use the following Zoom link or dial-ins: ZOOM LINK https://veon-global.zoom.us/j/94126561315?pwd=WnhEcUcxNERjUzZ3bUNENXdqYk9uUT09 Meeting ID: 941 2656 1315 Passcode: 598444 DIAL-IN DETAILS One tap mobile Dial by your location Country +31202410288,,94126561315#,,,,*598444# +31 20 241 0288 Netherlands +442039017895,,94126561315#,,,,*598444# +44 203 901 7895 United Kingdom +16465189805,,94126561315#,,,,*598444# +1 646 518 9805 US (New York) +74999516380,,94126561315#,,,,*598444# +7 499 951 6380 Russia Meeting ID: 941 2656 1315 Passcode: 598444 Find your local number: https://veon-global.zoom.us/u/acrEPuHSqv We strongly encourage you to watch the event through the Zoom link, but if you prefer to dial in or want to participate in the Q&A session over the phone, then please use the dial-in details. The conference call replay and the slide presentation recording will be available for 12 months after the end of the event on VEON’s website. The slide presentation will also be available for download from VEON's website. CONTACT INFORMATION INVESTOR RELATIONS Nik Kershaw ir@veon.com PRESENTATION OF FINANCIAL RESULTS AND NON-RECURRING ITEMS

Earnings Release 4Q21 and FY2021 results 20 VEON’s results presented in this earnings release are, unless otherwise stated, based on IFRS and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. The non-IFRS information- disclosed in the document, including among others, EBITDA, EBITDA margin, net debt, equity free cash flow (after licenses), operational capex, capex intensity, local currency trends, and ARPU is defined in Attachment A and reconciled to the comparable IFRS information in Attachment C. NON-RECURRING ITEMS THAT AFFECT YEAR-ON-YEAR COMPARISONS FOR REVENUE AND EBITDA On 29 October 2020, VEON announced the sale of CJSC “VEON Armenia”, VEON’s operating subsidiary in Armenia. Armenia results were deconsolidated from VEON Group numbers starting from 4Q20. Local currency year-on-year trends for 4Q20 and FY20 disclosed in this earnings release exclude both the impact of foreign currency movements (see full definition in Attachment A) and the non-recurring item – the sale of operations in Armenia. Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business has, in line with the requirements of IFRS 5, become a discontinued operation, and accounted for as “held for sale”. The result is that the Algerian operations do not contribute to the comparison base or the actual reported numbers of VEON, without any change in the net economic value of this business.

Earnings Release 4Q21 and FY2021 results 21 This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. DISCLAIMER

Earnings Release 4Q21 and FY2021 results 22 Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2021 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, net debt, equity free cash flow (after licenses), capex, capex intensity, local currency trends and ARPU) are being defined and reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long-term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com

Earnings Release 4Q21 and FY2021 results 23 CONTENT OF THE ATTACHMENTS Attachment A Definitions 24 Attachment B Customers 26 Attachment C Reconciliation tables 26 Attachment D Average rates of functional currencies to USD 29 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook4Q2021.xlsx on VEON’s website at https://www.veon.com/investors/reports-results/reports-results/ ATTACHMENTS

Earnings Release 4Q21 and FY2021 results 24 ATTACHMENT A: DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on prior year balance sheet amounts. Following the exercise of the put option for our stake in Algeria on 1st July 2021, the Algerian business is, in line with the IFRS 5 requirements, a discontinued operation, and is accounted for as “Asset held for sale”. This means that its operations do not contribute to the base performance of VEON for both the current and prior year, and from the balance sheet perspective, it is measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation would result in a gain/loss, which would be accounted for as a profit/loss from discontinued operations. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA (called Adjusted EBITDA in the Form 20-F published by VEON) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the ‘reconciliation tables’ section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure is presented in the ‘reconciliation tables’ section in Attachment C below. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM.

Earnings Release 4Q21 and FY2021 results 25 Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Armenia and the classification of Algeria as a discontinued operation. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay 4G customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net foreign exchange (loss)/gain and others represents the sum of net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Bangladesh, Ukraine, Uzbekistan, Kazakhstan and HQ.

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ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
USD million	4Q21	3Q21	4Q20	QoQ	YoY	4Q21	3Q21	4Q20	QoQ	YoY
Russia	49.4	50.6	49.9	(2.3%)	(0.9%)	3.0	2.9	2.8	1.8%	3.9%
Pakistan	72.6	71.4	66.4	1.6%	9.2%					
Ukraine	26.2	26.3	25.9	(0.3%)	1.2%	1.2	1.2	1.1	1.8%	7.3%
Bangladesh	35.1	34.8	33.2	0.8%	5.6%					
Kazakhstan	9.9	9.8	9.5	1.3%	4.4%	0.6	0.5	0.5	4.4%	15.1%
Uzbekistan	7.1	6.8	6.8	4.9%	4.3%					
Other	3.3	3.3	3.3	0.0%	1.5%					
Total	203.6	202.9	195.0	0.3%	4.4%	4.7	4.6	4.4	2.1%	6.0%

Note: The Algerian operations do not contribute to both the comparison base and the actual reported numbers.

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD million	4Q21	4Q20	2021	2020
Unaudited				
EBITDA	827	748	3,332	3,151
Depreciation	(401)	(346)	(1,545)	(1,432)
Amortization	(86)	(75)	(308)	(310)
Impairment gain/(loss)	(15)	7	(20)	(784)
Gain/(loss) on disposals of non-current assets	92	(98)	84	(114)
Operating profit	417	235	1,544	511
Financial income and expenses:	(177)	(110)	(674)	(649)
– Including finance income	7	3	16	23
– Including finance expenses	(184)	(113)	(690)	(673)
Net foreign exchange (loss)/gain and others:	13	(32)	38	57
– Including other non-operating (losses)/gains	10	10	34	111
– Including net foreign exchange gain/(loss)	3	(42)	4	(53)
Profit before tax	253	94	909	(82)
Income tax gain/(expense)	26	(79)	(258)	(313)
Profit/(loss) from discontinued operations	62	21	151	79
Profit/(loss) for the period	341	35	801	(315)
– Of which profit/(loss) attributable to non-controlling interest	42	27	127	33
– Of which profit/(loss) attributable to VEON shareholders	299	8	674	(349)

RECONCILIATION OF CAPEX

USD million unaudited	4Q21	4Q20	2021	2020
Capex	566	644	1,826	1,794
Adding back purchase of licenses	8	3	482	54
Difference in timing between accrual and payment for capital expenditures	(105)	(179)	(511)	(172)
Cash paid for capital expenditures	469	468	1,797	1,676

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4Q21 and FY2021 results

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RECONCILIATION OF LOCAL CURRENCY AND REPORTED GROWTH RATES

4Q21 COMPARED TO 4Q20

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Russia	7.7%	5.2%	12.9%	4.3%	5.3%	9.7%
Pakistan	13.7%	(8.9%)	4.8%	14.8%	(9.0%)	5.8%
Ukraine	12.5%	6.7%	19.2%	8.7%	6.5%	15.2%
Bangladesh	8.3%	(1.2%)	7.1%	12.8%	(1.2%)	11.6%
Kazakhstan	21.1%	(1.1%)	20.0%	10.1%	(1.3%)	8.9%
Uzbekistan	10.7%	(3.5%)	7.2%	35.7%	(4.4%)	31.3%
Total	11.1%	1.1%	12.2%	9.5%	1.1%	10.6%

2021 COMPARED TO 2020

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Russia	5.9%	(2.5%)	3.4%	0.8%	(2.7%)	(1.9%)
Pakistan	14.9%	(0.7%)	14.2%	5.4%	(0.5%)	4.9%
Ukraine	14.3%	(1.3%)	13.0%	13.1%	(1.3%)	11.8%
Bangladesh	5.1%	(0.2%)	4.9%	3.4%	(0.2%)	3.1%
Kazakhstan	22.6%	(3.7%)	18.9%	19.8%	(3.7%)	16.2%
Uzbekistan	3.6%	(5.7%)	(2.1%)	39.0%	(8.5%)	30.4%
Total	10.1%	(3.2%)	6.8%	8.9%	(3.2%)	5.7%

RECONCILIATION OF NET DEBT

USD million	31 December 2021	30 September 2021	30 June 2021
Net debt excluding banking operations in Pakistan	8,123	8,154	8,634
Cash and cash equivalents*	2,252	1,498	1,192
Deposits in MMBL and JazzCash in Pakistan	(120)	(102)	(124)
Long - term and short-term deposits	2	1	1
Gross debt	10,258	9,551	9,703
Interest accrued related to financial liabilities	90	109	83
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(15)	(10)	(9)
Derivatives not designated as hedges	16	16	16
Derivatives designated as hedges	8	9	13
Other financial liabilities	1	95	1
Total financial liabilities	10,357	9,769	9,808

** In 4Q21 cash and cash equivalents include an amount of USD 98 million relating to banking operations in Pakistan*

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4Q21 and FY2021 results
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VEON

RECONCILIATION OF EQUITY FREE CASH FLOW (AFTER LICENSES)

USD million	4Q21	4Q20	YoY	2021	2020	YoY
EBITDA	827	748	10.6%	3,332	3,151	5.7%
Movements in Working Capital and other	16	52	(69.4%)	(63)	59	n.m.
Movements in provisions	15	(20)	n.m.	(1)	(35)	97.7%
Interest paid, incl.	(184)	(168)	(9.5%)	(619)	(640)	3.3%
– Interest paid	(145)	(129)	(12.1%)	(472)	(493)	4.4%
– Lease Liabilities - Interest Component	(39)	(39)	(0.6%)	(147)	(147)	(0.1%)
Interest received	6	4	47.9%	16	24	(33.6%)
Net Tax Paid	(98)	(94)	(4.0%)	(289)	(328)	11.6%
Discontinued operations from operating activity	54	46	16.8%	263	212	24.0%
Cash Flow from Operating Activities	637	568	12.1%	2,639	2,443	8.0%
Cash paid for capital expenditures	(469)	(468)	(0.3%)	(1,797)	(1,676)	(7.2%)
– Capex	(566)	(644)	12.1%	(1,826)	(1,794)	(1.8%)
– Licenses payments	(8)	(5)	(62.1%)	(87)	(70)	(25.1%)
– Movements in Working Capital related to Capex	105	181	(41.9%)	117	188	(38.0%)
Inflows/(outflows) from deposits	(25)	13	n.m.	(58)	(72)	19.5%
Receipts from / (investment in) financial assets	(40)	(60)	32.4%	(78)	(44)	(77.4%)
Other proceeds from investing activities, net	867	38	n.m.	865	27	n.m.
Discontinued operations in investing activity	(25)	(23)	(7.8%)	(114)	(102)	(11.9%)
Cash Flow from Investing Activities	308	(500)	n.m.	(1,181)	(1,866)	36.7%
Lease Payments - Principal amount	(100)	(81)	(22.8%)	(331)	(293)	(12.8%)
Excl. M&A transactions, inflow/outflow of deposits, financial assets and other one-off items	(784)	11	n.m.	(775)	142	n.m.
Excl. balances movements in Pakistan banking	(18)	(39)	54.7%	131	(80)	n.m.
Excl. Discontinued operations	(29)	(23)	(26.1%)	(149)	(110)	(35.3%)
Equity Free Cash Flow (after licenses)	14	(64)	n.m.	334	235	41.9%

EBITDA RECONCILIATION ON COUNTRY LEVEL

4Q 2021

USD million	Russia	Pakistan	Ukraine	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	VEON Consolidated
EBITDA	376	153	181	61	83	22	7	(57)	827
Less									
Depreciation	(243)	(58)	(32)	(34)	(21)	(12)	(6)	3	(401)
Amortization	(33)	(16)	(14)	(14)	(7)	(0)	(1)	0	(86)
Impairment loss	1	-	(1)	(1)	(1)	-	(0)	-12	(15)
Loss on disposals of non-current assets	(16)	1	1	2	(0)	3	0	0	(9)
Gains/(losses) on sale of investments in subsidiaries	(805)							906	101
Operating profit	(720)	80	136	14	54	13	0	839	417

FY 2021

USD million	Russia	Pakistan	Ukraine	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	VEON Consolidated
EBITDA	1,476	643	704	235	307	89	41	(162)	3,332
Less									
Depreciation	(961)	(218)	(115)	(131)	(75)	(34)	(22)	11	(1,545)
Amortization	(114)	(53)	(54)	(46)	(33)	(2)	(3)	(2)	(308)
Impairment loss	7	-	(3)	(2)	(3)	-	(2)	(18)	(20)
Loss on disposals of non-current assets	(24)	2	2	2	(0)	(0)	0	1	(17)
Gains/(losses) on sale of investments in subsidiaries	(805)							906	101
Operating profit	(421)	374	535	57	196	53	14	736	1,544

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29

ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	4Q21	4Q20	YoY	4Q21	4Q20	YoY
Russian Ruble	72.61	76.22	4.7%	74.29	73.88	(0.6%)
Algeria Dinar	138.16	129.72	(6.5%)	138.81	132.08	(5.1%)
Pakistan Rupee	174.52	160.72	(8.6%)	176.80	160.19	(10.4%)
Bangladeshi Taka	85.73	84.78	(1.1%)	86.09	84.69	(1.7%)
Ukraine Hryvnia	26.68	28.27	5.6%	27.28	28.27	3.5%
Kazakhstan Tenge	430.01	426.18	(0.9%)	431.67	420.71	(2.6%)
Uzbekistan Som	10,742.07	10,397.82	(3.3%)	10,837.66	10,476.92	(3.4%)
Armenia Dram	480.70	503.51	4.5%	477.97	522.59	8.5%
Kyrgyzstan Som	84.79	82.65	(2.6%)	84.76	82.65	(2.6%)
Georgia Lari	3.13	3.27	4.4%	3.10	3.28	5.5%

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